UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)*

ENTERPRISE PRODUCTS PARTNERS L.P.
(Name of Issuer)

 Common Units
(Title of Class of Securities)

 293792-10-7
(CUSIP Number)

Richard H. Bachmann
1100 Louisiana Street
10th Floor
Houston, Texas 77002
(713) 381-6500
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)

June 28, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D/A, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.		Name of Reporting Person; S.S. or IRS Identification

Dan L. Duncan

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.		SEC Use Only

4.		Source of Funds
OO

5.		Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.		Citizenship or Place of Organization

United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

15,265,238
	8.	Shared Voting Power

143,666,998
	9.	Sole Dispositive Power

15,265,238
	10.	Shared Dispositive Power

143,666,998
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

158,932,236
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

34.5%
14.	Type of Reporting Person

IN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings L.P.)	54-2093702

2.	Check the Appropriate Box if a Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

128,653,239
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

128,653,239
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

128,653,239
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

28.0%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.)	51-0371329

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

128,653,239
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

128,653,239
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

128,653,329
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

28.0%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293716-10-6

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO Holdings, Inc.	20-2936507

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO, BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

129,497,791
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

129,497,791
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

129,497,791
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

28.1%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	EPCO, Inc. (formerly Enterprise Products Company)	74-1675622

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

129,497,791
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

129,497,791
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

129,497,791
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

28.1%
14.	Type of Reporting Person

CO

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	Dan Duncan LLC	76-0516773

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

13,670,925
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

13,670,925
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,670,925
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

3.0%
14.	Type of Reporting Person

OO - limited liability company

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	Enterprise GP Holdings L.P.	20-2133626

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
BK

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

13,670,925
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

13,670,925
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

13,670,925
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

3.0%
14.	Type of Reporting Person

PN

SCHEDULE 13D/A

CUSIP No. 293792-10-7

1.	Name of Reporting Person; S.S. or IRS Identification

	DD Securities LLC	26-1585743

2.	Check the Appropriate Box If A Member of a Group	(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds
OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

0
	8.	Shared Voting Power

498,282
	9.	Sole Dispositive Power

0
	10.	Shared Dispositive Power

498,282
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

498,282
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

N/A
13.	Percent of Class Represented by Amount in Row (11)

0.1%
14.	Type of Reporting Person

OO - limited liability company

Item 1. Security and Issuer.

This Amendment No. 9 on Schedule 13D/A (“Amendment No. 8”) is being filed by Dan L. Duncan, a citizen of the United States of America residing in Houston, Texas (“Dan Duncan”), DFI Delaware Holdings L.P. (formerly Enterprise Products Delaware Holdings, L.P.), a Delaware limited partnership (“DFIDH”), Duncan Family Interests, Inc. (formerly EPC Partners II, Inc.), a Delaware corporation (“DFI”), EPCO Holdings, Inc., a Delaware corporation (“EPCO Holdings”), EPCO, Inc. (formerly Enterprise Products Company), a Texas corporation (“EPCO”), Dan L. Duncan LLC, a Texas limited liability company (“DDLLC”), Enterprise GP Holdings L.P., a Delaware limited partnership (“EPE”) and DD Securities LLC, a Texas limited liability company (“DD Securities,” and together with Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO, DDLLC and EPE, the “Reporting Persons”), to amend the Schedule 13D originally filed on August 14, 2003, as amended by Amendment No. 1 thereto, filed September 15, 2003, Amendment No. 2 thereto, filed December 19, 2003, Amendment No. 3 thereto, filed June 2, 2004, Amendment No. 4 thereto, filed August 20, 2004, Amendment No. 5 filed on April 13, 2005, Amendment No. 6 filed on February 15, 2007, Amendment No. 7 filed on February 29, 2008 and Amendment No. 8 filed on April 29, 2009 (the “Original Schedule 13D”).

Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Original Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to read its entirety as follows:

This statement is being filed by Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO, DDLLC, GP Holdings and DD Securities. Each of Dan Duncan, DFIDH, DFI, EPCO Holdings, EPCO, DDLLC, GP Holdings and DD Securities is referred to herein as a “Reporting Person.”

Dan Duncan’s business address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002. Dan Duncan is a Director and Chairman of EPE Holdings, LLC, a Delaware limited liability company and the sole general partner of GP Holdings. GP Holdings is the sole member of Enterprise Products GP, LLC, a Delaware limited liability company and the sole general partner of the Issuer (the “General Partner”). The General Partner’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

EPCO is an entity controlled by Dan Duncan through Dan Duncan’s 50.4% ownership interest in the Class A Common Stock of EPCO. EPCO’s principal business is to provide employees and management and administrative services to the Issuer and the General Partner in its capacity as general partner of the Issuer. In addition, EPCO provides employees and management and administrative services to certain other entities, including GP Holdings and its general partner, TEPPCO Partners, L.P., a publicly traded Delaware limited partnership (“TEPPCO”), and its general partner and Duncan Energy Partners L.P., a publicly traded Delaware limited partnership. In addition, EPCO owns and operates a trucking business that provides transportation services to the NGL and petrochemical industry. EPCO’s principal business address and principal office address is 1100 Louisiana, 10th Floor, Houston, Texas 77002.

 EPCO Holdings is a wholly owned subsidiary of EPCO. EPCO Holdings has no independent operations, and its principal function is to act as a financing subsidiary of EPCO. EPCO Holdings’ principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

 DFI is a wholly-owned subsidiary of EPCO Holdings. DFI has no independent operations and its principal function is to indirectly hold EPCO Holdings’ equity interest in the Issuer. DFI’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803

DFIDH is an indirect wholly-owned subsidiary of DFI (which is a wholly-owned subsidiary of EPCO Holdings). DFIDH has no independent operations and its principal function is to hold DFI’s indirect equity interest in the Issuer. DFIDH’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

 DDLLC is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DDLLC. DDLLC owns 100% of the membership interests in EPE Holdings, LLC, the sole general partner of GP Holdings (“EPE Holdings”). DDLLC has no independent operations, and its principal functions are to directly and indirectly hold the membership interests in EPE Holdings and other personal investments of Dan Duncan. DDLLC’s principal business address is 1100 Louisiana, Suite 1000, Houston, Texas 77002.

GP Holdings is owned by its public unitholders (with a 23% limited partnership interest), DFI (with an 51.6% limited partner interest), DFI GP Holdings (with an 18.1% limited partner interest), DD Securities (with a 2.7% limited partner interest) and DD LLC with an indirect .01% general partner interest and the remainder by various affiliates of EPCO. The assets of GP Holdings consist of a 100% membership interest in the General Partner and 13,670,925 Common Units of the Issuer as well as 100% of the membership interests in the general partner of TEPPCO Partners, L.P. (“TEPPCO”) and 4,400,000 TEPPCO Common Units and membership interests in the general partner of Energy Transfer Equity, L.P. (“ETE”) and approximately 39 million ETE common units. GP Holdings’ principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.

 DD Securities is an entity controlled by Dan Duncan as sole member. Dan Duncan owns 100% of the membership interests in DD Securities. DD Securities has no independent operations, and its principal function is to hold personal investments of Dan Duncan. DD Securities’ principal business address is 1100 Louisiana, Suite 1000, Houston, Texas 77002.

Appendix A hereto sets forth information with respect to the directors and executive officers of EPCO, EPCO Holdings and DFI and the managers and executive officers of DDLLC and DD Securities (collectively, the “Listed Persons”).

 During the last five years, no Reporting Person nor, to the best of their knowledge, any Listed Person has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of the Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:

On June 28, 2009, Enterprise Products Partners L.P., a Delaware limited partnership (“EPD”), the General Partner, Enterprise Sub B LLC, a Delaware limited liability company and a wholly owned subsidiary of EPD (“Merger Sub B”), TEPPCO and Texas Eastern Products Pipeline Company, LLC, a Delaware limited liability company that is the general partner of TEPPCO (“TEPPCO GP”), entered into an Agreement and Plan of Merger (the “MLP Merger Agreement”) providing for the merger of Merger Sub B into TEPPCO (the “MLP Merger”) with TEPPCO surviving the MLP Merger as a wholly owned subsidiary of EPD, upon the terms and subject to the conditions set forth in the MLP Merger Agreement.  Under the terms of the MLP Merger Agreement, all outstanding TEPPCO units, other than 3,645,509 TEPPCO units (the “Designated Units”) owned by an affiliate of EPCO, will be cancelled and converted into the right to receive EPD common units based on an exchange rate of 1.24 EPD common units per TEPPCO unit.  The Designated Units will be converted, based on the 1.24 exchange rate, into the right to receive 4,520,431 EPD Class B Units (the “Class B Units”).  The Class B Units will not be entitled to regular quarterly cash distributions of EPD for sixteen quarters following the closing of the MLP Merger. The Class B Units will convert automatically into EPD common units on the date immediately following the payment date for the sixteenth distribution following the closing of the MLP Merger.  No fractional EPD common units will be issued in the MLP Merger, and TEPPCO unitholders will, instead, receive cash in lieu of fractional EPD common units, if any.  A copy of the MLP Merger Agreement is incorporated herein by reference as Exhibit 99.6 hereto and the description of the MLP Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 99.6, which is incorporated herein by reference.

In addition to the MLP Merger, on June 28, 2009, EPD, the General Partner, Enterprise Sub A LLC, a Delaware limited liability company and a wholly owned subsidiary of EPD (“Merger Sub A”), TEPPCO and TEPPCO GP, entered into an Agreement and Plan of Merger (“GP Merger Agreement”). Pursuant to the GP Merger Agreement, EPD will acquire 100% of the limited liability company interests in TEPPCO GP (the “TEPPCO GP Interests”) and Merger Sub A will be merged with and into TEPPCO GP, with TEPPCO GP surviving the merger as a wholly owned subsidiary of EPD.  Under the terms of the GP Merger Agreement, EPE, the owner of the TEPPCO GP Interests, will receive 1,331,681 EPD common units and an increase in the capital account of the General Partner to maintain the General Partner’s two percent general partner interest in EPD.  A copy of  the GP Merger Agreement is incorporated herein by reference as Exhibit 99.7 hereto and the description of  the GP Merger Agreement contained herein is qualified in its entirety by reference to Exhibit 99.7, which is incorporated herein by reference.

In order to induce EPD to enter into the MLP Merger Agreement, EPE, DD Securities, DFI GP Holdings, DFI, Duncan Family 2000 Trust and Dan Duncan (collectively, the “Unitholders”) entered into the Support Agreement with EPD, dated as of June 28, 2009 (the “Support Agreement”).  Pursuant to the Support Agreement, the Unitholders have agreed to vote all units of TEPPCO owned by them (i) in favor of the adoption of the MLP Merger Agreement, any transactions contemplated by the MLP Merger Agreement and any other action reasonably requested by EPD in furtherance thereof, submitted for the vote or written consent of Unitholders; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of TEPPCO contained in the MLP Merger Agreement; and (iii) against any action, agreement or transaction that would impede, interfere with, delay, postpone, discourage, frustrate the purposes of or adversely affect the MLP Merger or the other transactions contemplated by the MLP Merger Agreement.  Furthermore, DFI agreed and consented to the receipt of EPD Class B units pursuant to the MLP Merger Agreement in lieu of EPD common units.  A copy of the Support Agreement is incorporated herein by reference as Exhibit 99.8 hereto and the description of the Support Agreement contained herein is qualified in its entirety by reference to Exhibit 99.8, which is incorporated herein by reference.

Except as stated above, no Reporting Person has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following thereto:

The information set forth under Item 4 and the agreements set forth on Exhibits 99.6, 99.7 and 99.8 are incorporated in this Item 6 by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby deleted in its entirety and the following is substituted  in lieu thereof:

99.1
Second Amended and Restated Credit Agreement, dated as of August 24, 2007, by and among EPCO Holdings, Inc., as borrower, the lenders party thereto, Citicorp North America, Inc., as Administrative Agent, Lehman Commercial Paper Inc., as Syndication Agent, Citibank, N.A., as Issuing Bank and the Bank of Nova Scotia, Suntrust Bank and Mizuho Corporate Bank, Ltd. as Co-Documentation Agents, Citigroup Global Markets Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners. (incorporated by reference to Exhibit 99.2 to the Schedule 13D/A with respect to Common Units of TEPPCO Partners, L.P. filed with the Commission on February 28, 2008 by Dan L. Duncan and other reporting persons).

99.2
Fifth Amended and Restated Agreement of Limited Partnership of Enterprise Products Partners L.P., dated effective as of August 8, 2005 (incorporated by reference to Exhibit 3.1 to Form 8-K filed August 10, 2005).

99.3
Third Amended and Restated Credit Agreement dated as of August 24, 2007, among Enterprise GP Holdings L.P., the Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citibank, N.A., as Issuing Bank. (incorporated by reference to Exhibit 4.1 to Form 8-K filed by Enterprise GP Holdings L.P. on August 30, 2007).

99.4
First Amendment to Third Amended and Restated Credit Agreement dated as of November 8, 2007, among Enterprise GP Holdings L.P., the Term Loan B Lenders party thereto, Citicorp North American, Inc., as Administrative Agent, and Citigroup Global Markets, Inc. and Lehman Brothers Inc. as Co-Arrangers and Joint Bookrunners (incorporated by reference to Exhibit 10.1 to Form 8-K filed by Enterprise GP Holdings L.P. on November 14, 2007).

99.5	Joint Filing Agreement among the Reporting Persons dated February 29, 2008 (incorporated by reference to Exhibit 99.5 to EPD’s Schedule 13D/A filed with the Commission on February 29, 2008).
99.6
Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub B LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.1 to Form 8-K filed June 29, 2009).

99.7
Agreement and Plan of Merger dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise Products GP, LLC, Enterprise Sub A LLC, TEPPCO Partners, L.P. and Texas Eastern Products Pipeline Company, LLC (incorporated by reference to Exhibit 2.2 to the Form 8-K filed June 29, 2009).

99.8
Support Agreement dated as of June 28, 2009 by and among Enterprise Products Partners L.P., Enterprise GP Holdings L.P., DD Securities LLC, DFI GP Holdings, L.P., Duncan Family Interests Inc., Duncan Family 2000 Trust and Dan L. Duncan (incorporated by reference to Exhibit 10.1 to the Form 8-K filed June 29, 2009).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2009	/s/ Dan L. Duncan Dan L. Duncan

Dated: June 30, 2009	DFI DELAWARE HOLDINGS L.P. By: DFI Delaware General, LLC, Its general partner By: /s/ Darryl E. Smith Darryl E. Smith Manager

Dated: June 30, 2009	EPCO, Inc. By: /s/ W. Randall Fowler W. Randall Fowler President, Chief Executive Officer and Director

Dated: June 30, 2009	DUNCAN FAMILY INTERESTS, INC. By: /s/ Darryl E. Smith Darryl E. Smith Treasurer and Director

Dated: June 30, 2009	DAN DUNCAN LLC By: /s/ W. Randall Fowler W. Randall Fowler Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: June 30, 2009	DD SECURITIES LLC By: /s/ W. Randall Fowler W. Randall Fowler Executive Vice President, Chief Financial Officer, Treasurer and Manager

Dated: June 30, 2009	EPCO HOLDINGS, INC. By: /s/ W. Randall Fowler W. Randall Fowler President, Chief Executive Officer and Director

Dated: June 30, 2009
ENTERPRISE GP HOLDINGS L.P.
By: EPE HOLDINGS, LLC, its General Partner

By:  DAN DUNCAN LLC, its Sole Member

By:    /s/ W. Randall Fowler
         W. Randall Fowler
         Executive Vice President, Chief Financial Officer,
         Treasurer and Manager

APPENDIX A
INFORMATION CONCERNING THE DIRECTORS AND
EXECUTIVE OFFICERS OF
EPCO, INC.

Directors and Executive Officers of EPCO, Inc. (“EPCO”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO; Other Present Principal Occupation
Dan L. Duncan	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, President and CEO and Manager of Dan Duncan LLC and DD Securities LLC, and Chariman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

Randa Duncan Williams	Group Co-Chairman and Director;

Co-Chairman of EPCO Holdings, and Director of EPE Holdings, LLC

Richard H. Bachmann	Group Vice Chairman, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Group Vice Chairman, Chief Financial Officer, and Director;

Executive Vice President, Chief Financial Officer, and Director of EPCO Holdings, President and CEO and Director of Enterprise Products GP, LLC,

Ralph S. Cunningham	Group Vice Chairman and Director;

Executive Vice President and Manager of Dan Duncan LLC and DD Securities LLC, Director of Enterprise Products GP, LLC, and President and CEO and Director of EPE Holdings, LLC

W. Randall Fowler	President, Chief Executive Officer, and Director;

President and CEO and Director of EPCO Holdings, Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of EPCO Holdings, Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
EPCO HOLDINGS, INC.

Directors and Executive Officers of EPCO Holdings, Inc. (“EPCO Holdings”). Set forth below is the name, current business address, citizenship and the present principal occupation or employment of each director and executive officer of EPCO Holdings. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with EPCO Holdings; Other Present Principal Occupation
Dan L. Duncan	Co-Chairman;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and President and CEO and Manager of Dan Duncan LLC and DD Securities LLC

Randa Duncan Williams	Co-Chairman;

Director of EPE Holdings, LLC

Richard H. Bachmann	Executive Vice President, Secretary, Chief Legal Officer, and Director;

Executive Vice President, Chief Legal Officer, Secretary, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC, and Executive Vice President, Chief Legal Officer, Secretary, and Manager of Dan Duncan LLC and DD Securities LLC

Michael A. Creel	Executive Vice President, Chief Financial Officer, and Director;

President and CEO and Director of Enterprise Products GP, LLC

W. Randall Fowler	President and CEO and Director;

Executive Vice President, Chief Financial Officer, Treasurer, and Manager of Dan Duncan LLC and DD Securities LLC, Executive Vice President, Chief Financial Officer, and Director of Enterprise Products GP, LLC and EPE Holdings, LLC

William Ordemann	Executive Vice President and Chief Operating Officer;

Executive Vice President and Chief Operating Officer of Enterprise Products GP, LLC, and EPE Holdings, LLC

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS
OF
DUNCAN FAMILY INTERESTS, INC.

Directors and Executive Officers of Duncan Family Interests, Inc. (“DFI”). Set forth below is the name, current business address, citizenship, position with DFI and the present principal occupation or employment of each director and executive officer of DFI. Unless otherwise indicated below, the current business address for each of the individuals listed below is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DFI; Other Present Principal Occupation
Andrew T. Panaccione	Director;
President of CSC Entity Services, LLC

Mary Stawikey	President and Director;

Vice President — Client Services of CSC Entity Services, LLC

Darryl E. Smith	Treasurer and Director;

Vice President — Client Services of CSC Services, LLC

Kari L. Johnson	Secretary;

Vice President — Client Services of CSC Services, LLC

DFI DELAWARE GENERAL, LLC

DFI Delaware General, LLC, a Delaware limited liability company (“DFIDG”), is the general partner of DFI Delaware Holdings L.P. (“DFIDH”). DFIDG is a wholly-owned subsidiary of DFI. DFIDG’s principal business, as general partner of DFIDH, is to manage the business and operations of DFIDH. DFIDG’s principal business address and principal office address is 103 Foulk Road, Suite 200, Wilmington, Delaware 19803.

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DAN DUNCAN LLC

Managers and Executive Officers of Dan Duncan LLC (“DD LLC”). Set forth below is the name, current business address, citizenship, position with DD LLC and the present principal occupation or employment of each manager and executive officer of DD LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of DD Securities LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC;  Executive Vice President, Chief Legal Officer, Secretary and Manager of DD Securities LLC

Ralph S. Cunningham	Executive Vice President and Manager;

President, CEO and Director of EPE Holdings, LLC; Executive Vice President and Manager of DD Securities LLC; Director of Enterprise Products GP, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer and  Director of EPE Holdings, LLC and Enterprise Products GP, LLC;  Executive Vice President, Chief Financial Officer, Treasurer and Manager of DD Securities LLC

INFORMATION CONCERNING THE MANAGERS AND EXECUTIVE OFFICERS
OF
DD SECURITIES LLC

Managers and Executive Officers of DD Securities LLC. Set forth below is the name, current business address, citizenship, position with DD Securities LLC and the present principal occupation or employment of each manager and executive officer of DD Securities LLC. Unless otherwise indicated below, the current business address for each of the individuals listed below is 1100 Louisiana, Suite 1000, Houston, Texas 77002. Unless otherwise indicated, each such person is a citizen of the United States of America.

Name	Position with DD Securities LLC; Other Present Principal Occupation
Dan L. Duncan	President and CEO and Manager;

Chairman and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; President, CEO and Manager of Dan Duncan LLC

Richard H. Bachmann	Executive Vice President, Chief Legal Officer, Secretary, and Manager;

Executive Vice President, Chief Legal Officer, Secretary and Director of Enterprise Products GP, LLC and EPE Holdings, LLC; Executive Vice President, Chief Legal Officer and Manager of Dan Duncan LLC

Ralph S. Cunningham	Executive Vice President and Manager;

President, CEO and Director of EPE Holdings, LLC; Executive Vice President and Manager of Dan Duncan LLC; Director of Enterprise Products GP, LLC

W. Randall Fowler	Executive Vice President, Chief Financial Officer, Treasurer, and Manager;

Executive Vice President, Chief Financial Officer and  Director of EPE Holdings, LLC and Enterprise Products GP, LLC; Executive Vice President, Chief Financial Officer and Treasurer and Manager of Dan Duncan LLC

EPE HOLDINGS, LLC

EPE Holdings, LLC, a Delaware limited liability company (“EPE”), is the general partner of Enterprise GP Holdings L.P. (“GP Holdings”). EPE is a wholly-owned subsidiary of DDLLC. EPE’s principal business as general partner of GP Holdings, is to manage the business and operations of GP Holdings. EPE’s principal business address and principal office address is 1100 Louisiana Street, 10th Floor, Houston, Texas 77002.